

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2011

<u>Via E-mail</u>
Mr. Frank Ngai Chi Chan
Chief Financial Officer
Gushan Environmental Energy Limited
No. 37, Golden Pond Road
Golden Mountain Industrial District
Fuzhou City, Fujian Province, PR China

      Re: Gushan Environmental Energy Limited
             Form 20-F for the Fiscal Year Ended December 31, 2010
             Filed June 20, 2011
             File No. 001-33878

Dear Mr. Chan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Cash

                        John Cash
                        Accounting Branch Chief

cc: Matthew Sheridan, Esq.
       Sidley Austin